UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ZIPREALTY, INC.

(Name of Subject Company)

ZIPREALTY, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98974V 107

(CUSIP Number of Class of Securities)

Charles C. Baker

President and Chief Executive Officer

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

(510) 735-2600

With copies to:

Brett Cooper

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZipRealty, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Honeycomb Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Realogy Group LLC, a Delaware limited liability company (“Realogy”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $6.75 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Realogy and Purchaser with the SEC on July 16, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. Any page references in the information below are to pages in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby supplemented by adding the text below under the heading “Background and Reasons for the Recommendation – Background of the Offer and the Merger” on page 10 after the paragraph beginning “Between March 17, 2014 …”:

The confidentiality agreements with potential acquirers (including Parties A, B and C) contained a standstill provision (a “standstill”) preventing the potential acquirer from offering to purchase shares of ZipRealty for between twelve and 36 months, without the previous approval of the Company Board; provided, that a few of the parties negotiated a provision terminating the standstill if the Company entered into an agreement with another party to acquire between 50% and 100% of the outstanding Shares of the Company, and one agreement provided that negotiations between the parties did not violate the standstill. In addition, all but one of the confidentiality agreements contained a provision stating that a potential acquirer was not permitted to ask for a waiver of the standstill (a “no-ask, no-waiver” provision). The Company included the standstill and no-ask, no-waiver provisions to allow all potential acquirers to have adequate time to develop and present proposals to the Company and to incentivize potential acquirers to put forward their best and final proposals as to price and terms when submitting a non-binding indication of interest, thereby increasing the likelihood that stockholder value will be maximized. Absent the Company’s decision affirmatively to waive the no-ask, no-waiver provision of the confidentiality agreement (which, following the execution of the Merger Agreement, would require the consent of Realogy under Section 7.04(e) of the Merger Agreement), only a few of the parties to the confidentiality agreements could approach the Company to request a waiver of the standstill in order to present an offer to purchase Shares of the Company in a consensual merger or other form that might constitute a Superior Proposal under Section 7.04 of the Merger Agreement with Realogy. As discussed below, before executing the Merger Agreement with Realogy, the Company Board gave approval to all 11 of the parties to the confidentiality agreements (including Parties A, B and C) that had expressed continuing interest in a strategic transaction to provide a proposal to acquire the Company.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby supplemented by adding the text below on page 37 after the paragraph beginning “THE COMPANY DOES...” under a new heading “Certain Litigation”:

Certain Litigation

On July 22, 2014, a putative class action lawsuit was filed by Veronica Masseo, on behalf of herself and all similarly situated ZipRealty stockholders, in the Superior Court of the State of California for the County of Alameda, captioned Masseo v. ZipRealty, Inc. et al., against ZipRealty, Realogy, Purchaser and members of the Company Board, challenging the proposed acquisition of the shares of ZipRealty by Realogy through Purchaser (the “Proposed Transaction”). The lawsuit claims, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to maximize stockholder value in connection with the Proposed Transaction, by agreeing to allegedly preclusive deal protection measures and by omitting allegedly material information from the Company’s Schedule 14D-9. The lawsuit further claims that the Company, Realogy and Purchaser aided and abetted these alleged breaches of fiduciary duties. The lawsuit seeks class certification, preliminary and permanent injunctions prohibiting the consummation of the Proposed Transaction, a declaration that members of the Company Board have breached their fiduciary duties, costs and disbursements and any other equitable relief the Court may deem just and proper.

Also, on July 22, 2014, a putative class action lawsuit was filed by Fundamental Partners, on behalf of itself and all similarly situated ZipRealty stockholders, in the Superior Court of the State of California for the County of Alameda, captioned Fundamental Partners v. Baker et al., against the Company, Realogy Holdings Corp., Realogy, Purchaser and members of the Company Board, challenging the defendants’ actions in causing the Company to enter into the Merger Agreement and in omitting certain information from Schedule 14D-9 and Schedule TO. The lawsuit claims, among other things, that members of the Company Board breached their fiduciary duties by engaging in an allegedly unfair process for exploring strategic alternatives. In addition, the lawsuit claims that the Company and members of the Company Board breached their fiduciary duties by omitting allegedly material information from the Company’s Schedule 14D-9. The lawsuit also claims that Realogy Holdings Corp., Realogy and Purchaser breached their fiduciary duties by omitting allegedly material facts from Realogy and Purchaser’s Schedule TO. Finally, the lawsuit claims that the Company, Realogy Holdings Corp., Realogy and Purchaser aided and abetted the alleged breaches by members of the Company Board of their fiduciary duties. The lawsuit seeks class certification, a declaration that the defendants breached their fiduciary duties, an injunction prohibiting the consummation of the Merger Agreement until the trial is conducted or corrective disclosures are made, compensatory and/or rescissory damages, interest, attorney’s fees, expert’s fees and other costs and any other relief the Court may deem just and proper.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZipRealty, Inc.

Dated: July 25, 2014	By:	/s/ Samantha Harnett
	Name:	Samantha Harnett
	Title:	General Counsel

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